Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Mark Walter
Taylor Rafferty, London
+44-20-7614-2900
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE RESULTS OF ITS INSURANCE SUBSIDIARIES FOR THE FIRST NINE MONTHS OF 2005

LUXEMBOURG/PORTUGAL – November 7, 2005 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: esf), announced today the un-audited results, according to IAS, of its insurance subsidiaries Companhia de Seguros Tranquilidade (“Tranquilidade”) (non-life), Espírito Santo Seguros (“ES Seguros”) (non-life bancassurance) and Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life), for September 2005.

HIGHLIGHTS

Tranquilidade’s net profits grow 34.1% while claims ratio (net of reinsurance) reduces to 69.3% and market share grows to 8.5%;

ES Seguros posts a 48.2% growth in net profits and its combined ratio improves to 91.3%;

Tranquilidade Vida’s net profits increase 276.2% with growth in all segments, costs reduction and enhanced financial income;

Combined net profits for the three companies reached 62.0 million Euros in September 2005, presenting a 129.6% increase over the same period in 2004;

NEW ACCOUNTING FRAMEWORK

Although the three above mentioned insurance companies are not required by Portuguese regulators to present their accounts in accordance with IFRS, it has been decided that their March 2005 accounts should be prepared and presented in accordance with IFRS, as they are materially relevant to ESFG’s own consolidated results and ESFG, as a company which has shares admitted to trading on a regulated market of a Member State of the European Union, prepares its consolidated accounts for each financial year starting on or after 1st January 2005, in a accordance with IFRS.

The IAS 39 and IFRS 4 standards were adopted by Tranquilidade, ES Seguros and Tranquilidade Vida on 1st January 2005, as permitted by IFRS 1. The other standards, which have a lesser impact, were adopted on 1st January 2004. The transition adjustments for the conversion of Generally Accepted Accounting Principles in Portugal (the local principles) to IFRS have been accounted for in Shareholders’ Funds on 1st January 2005. However, because the transition adjustments must conform with accounting standards in force on 31st December 2005, the quantification effects of such a transition must be considered provisional and subject to changes which, depending on the actual standards, could be material.

Thus, the comparison between the first nine months results for 2005 and those of the previous year are difficult. In order to somewhat facilitate this comparison, the 2004 accounts have been reclassified in accordance with IFRS, although the numbers have been calculated in accordance with the local principles except for the IFRS standards mentioned in the above paragraph.

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TRANQUILIDADE

Tranquilidade’s good operational performance was reaffirmed in the third quarter of 2005, as shown by un-audited net profits for September 2005 of 18.5 million Euros, 34.1% above September 2004 net profits of 13.8 million Euros.

Gross written premiums grew 10.6% to 276.6 million Euros, above market average (enabling Tranquilidade to increase its market share from 7.9% to 8.5%), with very strong growth in strategic products, such as Health (20.2% growth), Personal Accidents (30.8% growth) and Fire and Other Perils (9.4% growth). These premiums include those originating from the portfolio of ESIA Inter-Atlântico, which was merged with Tranquilidade in December 2004. However, Tranquilidade’s gross written premiums would still have shown an above market growth of 6.2%, even if ESIA’s portfolio had been excluded. Total number of policies grew by 6.0 % over the same period of 2004.

An improvement to 69.3% in the claims ratio net of reinsurance from an already outstanding performance of 70.2% in September 2004, was achieved in spite of a lesser use of reinsurance, due to a lower level of claims registered in the branches with most use of reinsurance, compared with the same period of the previous year.

Tranquilidade’s general costs were kept under control, with the costs to gross written premiums ratio decreasing slightly to the 23.7% level. The absolute increase in general costs of 10.3% is explained by three factors: (i) a new agent incentive plan launched in early 2005, that increased acquisition costs for the first months of 2005, which is expected to even out in the last quarter (ii) an additional restructuring provision of 2.0 million Euros, set aside for a more aggressive workforce reduction plan in the second half of 2005, and (iii) the merger with ESIA Inter-Atlântico, that resulted in the incorporation in Tranquilidade’s workforce of 54 additional employees.

Tranquilidade’s statutory combined ratio at the end of September 2005 was 100.8%, slightly above the level reached in September 2004, this being mainly explained by the above mentioned concentration of costs in the first months of 2005 and reflecting an improvement in the loss ratio.

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TRANQUILIDADE

Main Operating Indicators and Variables
€ millions

Balance Sheet	DEC.2004	SEP.2005	VAR.
Investments	568.7	594.0	4.4%
Net Assets	826.8	867.3	4.9%
Shareholders' funds	171.2	184.9	8.0%
Unearned premium reserve	97.8	100.2	2.5%
Claims reserves (gross)	448.1	485.9	8.4%
Claims reserves (net of reinsurance)	416.1	449.8	8.1%
Technical reserves (gross)	552.2	589.8	6.8%

Profit and Loss Account	SEP.2004	SEP.2005	VAR.
Gross written premiuns (GWP)	250.1	276.6	10.6%
Net written premiums (NWP)	217.4	239.9	10.3%
Costs of claims (gross)	159.4	177.1	11.1%
General costs	59.4	65.5	10.3%
Net operating costs	78.2	86.8	11.0%
Net profits	13.8	18.5	34.1%
Claims ratio (gross)	64.8%	64.6%	-0.2
Claims ratio (net of reinsurance)	70.2%	69.3%	-0.9
Combined ratio	99.3%	100.8%	1.5

Productivity	SEP.2004	SEP.2005	VAR.
Nr. Policies	1,021,030	1,081,829	6.0%
GWP / Nr. Employees' years	0.400	0.431	7.8%
General costs / GWP	23.8%	23.7%	-0.1
General costs / Nr. Employees' years	0.095	0.102	7.4%

Other	SEP.2004	SEP.2005	VAR.
Nr Employees *	834	855	2.5%

Other	DEC.2004	SEP.2005	VAR.
Solvency	273%	303%	30.0

* Including employees transferred from ESIA in 2005.

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ESPÍRITO SANTO SEGUROS

ES Seguros’ un-audited net profits for the first nine months of 2005 grew 48.2% against those of the same period in 2004, reaching 4.0 million Euros. This is mainly due to a combination of good technical results and strict control of operational costs.

Gross written premiums at ES Seguros reached 46.1 million Euros in the third quarter of 2005, reflecting an increase of 5.5% against the corresponding period of the previous year, and the number of policies grew 0.2% in the same period.

Gross claims, including handling costs grew by 5.2% reaching 30.3 million Euros in September 2005 and the combined ratio (net of reinsurance) improved from 93.3% in September 2004 to 91.3% in September 2005.

ES Seguros’ shareholder’s equity grew by 26.3 to 22.6 million Euros in September 2005 and its solvency ratio increased from 177% in September 2004 to 217% in September 2005.

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ES SEGUROS

Main Operating Indicators and Variables

€ millions

Balance Sheet	DEC.2004	SEP.2005	VAR.
Investments	58.2	68.2	17.2%
Net assets	66.1	77.7	17.5%
Shareholders' funds	17.9	22.6	26.3%
Unearned premium reserve	16.9	17.4	3.0%
Claims reserves (gross)	24.2	30.3	25.2%
Claims reserves (net of reinsurance)	21.2	26.6	25.5%
Technical reserves (gross)	41.6	48.1	15.6%

Profit and Loss Account	SEP.2004	SEP.2005	VAR.
Gross written premiums (GWP)	43.7	46.1	5.5%
Net written premiums (NWP)	41.0	42.8	4.4%
Cost of claims (gross)	28.8	30.3	5.2%
General costs	7.3	7.0	-4.1%
Net operating costs	9.2	9.0	-2.2%
Net profits	2.7	4.0	48.2%
Claims ratio (gross)	69.0%	66.4%	-2.6
Claims ratio (net of reinsurance)	70.3%	69.2%	-1.1
Combined ratio	93.3%	91.3%	-2.0

Productivity	SEP.2004	SEP.2005	VAR.
Nr. Policies	336.101	336.707	0.2%
Premiums/Nr.Employees	1,858	2,005	7.9%
General costs/GWP	16.7%	15.2%	-1.5
General costs/Nr.Employees	0.309	0.304	-1.6%

Other	SEP.2004	SEP.2005	VAR.
Nr.Employees	47	46	-1

Other	DEC.2004	SEP.2005	VAR.
Solvency	177%	217%	40.0

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TRANQUILIDADE VIDA

Tranquilidade Vida’s un-audited net profits for the first nine months of 2005 reached 39.5 million Euros, corresponding to and increase of 276.2% over those of the same period in 2004.

When analyzing the premium performance, it is important to note that the insurance contracts with significant risk as well as the products with profit sharing have been treated in accordance with IFRS 4, whilst the other products (such as unit linked products and products without profit sharing), are treated in accordance with IAS 39. The premiums, claims and changes in mathematical provisions related to the products treated under IAS 39 are not included as revenues and costs, but included, for their net value, under Investment Contracts.

Thus, at 31th December 2004, technical provisions were not reclassified in accordance with IAS/IFRS, meaning that they are not differentiated between insurance contracts and investment contracts.

Amounts received from clients under IAS 39 (unit linked products and products without profits sharing) increased 73.9% to 476.8 million Euros in the nine months to September 2005, against the same period in 2004. Amounts received under IFRS 4 (products with a significant risk content or products with profits sharing) increased 24.3% in the same period, to 419.4 million Euros.

In order to facilitate comparisons with the rest of the Portuguese market which does not report under IAS/IFRS, the following analysis will add up both these amounts.

Total premiums increased 46.6% in the nine months to September 2005, to reach 896.2 million Euros. Nevertheless, Tranquilidade Vida’s market share declined from 14.4% in September 2004 to 13.1% in September 2005. this was due to an unusually strong growth in the Portuguese market (+58.2%), namely in the area of capitalisation products. In this area, Tranquilidade Vida posted a 99.9% growth in premiums (against total market growth of 110.6%), with particular emphasis on unit linked products which had a 67.1% weight in September 2005 against a 45.6% weight in September 2004.

In the area of traditional products, Tranquilidade Vida’s premiums grew 10.4%, corresponding to a 10.0% market share in September 2005. In the private pension plan (“PPR”) segment Tranquilidade Vida’s premiums increased 34.0%, corresponding to a leading 29.7% market share. This was achieved through a particularly intensive marketing effort centred on PPRs with periodic payments.

Tranquilidade Vida's financial results increased 26.2% in the nine months to September 2005, as the good returns from equity investments more than compensated the effects of low interest rates. In PPRs, guaranteed minimum rates were reduced from 3.35% in September 2004, to 3.05% in September 2005 and in capitalisation products, from 3.47% to 3.10% in the same period, following a deliberately established strategy.

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The aggregate claims arising from insurance products accounted for under IFRS 4 and IAS 39 reached 605.7 million Euros in September 2005, corresponding to a 66.5% increase over the same period in the preceding year. This was mostly due to a significantly higher level of maturities in 2005.

Operational costs decreased 19.0%, reflecting policies established over recent years and the renegotiation of asset management contracts.

The 4.4% reduction in Tranquilidade Vida's equity reflects the adjustments resulting from the conversion into IFRS at the beginning of 2005 which had a 50.0 million Euros impact partially compensated by profits at September 2005 and unrealized capital gains in the investment portfolio.

Tranquilidade Vida's solvency ratio increased from 186.2% in September 2004 to 192.6% in September 2005.

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TRANQUILIDADE VIDA

Main Operating Indicators and Variables

€ millions

Balance Sheet	DEC.2004	SEP.2005	VAR.
Investments	5,756.2	6,069.7	5.4%
Net Assets	5,827.4	6,217.2	6.7%
Shareholders' funds	288.2	275.5	-4.4%
Technical provisions	5,395.6	4,075.7	-24.5%
Investment contracts		1,742.4

Profit and Loss Account	SEP.2004	SEP.2005	VAR.
Premiums written-direct business	611.5	419.4	-31.4%
Costs of claims	363.7	486.5	33.8%
Mathematical provisions (variation)	187.3	-14.8	-107.9%
Share in results	15.2	13.8	-9.2%
Results from investment contracts	0.0	3.4
Financial results	150.4	189.8	26.2%
Operational costs	13.7	11.1	-19.0%
Other income	1.9	4.1	115.8%
Net profit	10.5	39.5	276.2%

Profitability/Productivity*	SEP.2004	SEP.2005	VAR.
Net profits / Shareholders' funds	5.1%	19.1%	14.0	pp
Net profits / Net assets	0.2%	0.8%	0.6	pp
Net profits / Number of employees (thousand Euros)	128	506	295.3%

Other	SEP.2004	SEP.2005	VAR.
Number of Employees	82	78	-4.9%
Solvency ratio (local criteria)	186.2%	192.6%	6.4	pp

Amounts delivered IAS 39	274.2	476.8	73.9%
Premiums IFRS 4	337.3	419.4	24.3%
Total premiums in Portugal	611.5	896.2	46.6%

(*) – Net profit annualised
- Sharehold's funds and net assets at end September both year

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.